SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2016
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2016, incorporated by reference herein:
Exhibit
99.1 Release dated April 29, 2016, entitled “DIVIDEND”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: April 29 2016 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No. 1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD" or the "company")
DIVIDEND
The DRDGOLD board has declared a dividend of 38 SA cents per ordinary share for the quarter ended 31 March 2016 as follows:
- the dividend has been declared out of income reserves;
- the local Dividends Tax rate is 15% (fifteen per cent);
- the gross local dividend amount is 38 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- the net local dividend amount is 32.3 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
- DRDGOLD currently has 430 883 767 ordinary shares in issue
(which includes 9 361 071 treasury shares); and
- DRDGOLD's income tax reference number is 9160/013/60/4.
In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
- Last date to trade ordinary shares cum dividend: Friday 20 May 2016
- Ordinary shares trade ex-dividend: Monday 23 May 2016
- Record date: Friday 27 May 2016
- Payment date: Monday 30 May 2016
On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to the shareholders'
bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with the further requirements of Strate, between Monday
23 May 2016 and Friday 27 May 2016, both days inclusive, no transfers between SA and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.
The currency conversion date for the Australian and United Kingdom registers will be Monday 30 May 2016.
To holders of American Depositary Shares (ADS):
- Each ADS represents 10 ordinary shares:
- ADSs trade ex-dividend on NYSE: Wednesday 25 May 2016
- Record date: Friday 27 May 2016
- Approximate date of currency conversion: Friday 3 June 2016
- Approximate payment date of dividend: Monday 6 June 2016
Assuming an exchange rate of R14.50/$1, the dividend payable on an ADS is equivalent to 22.3 US cents for shareholders liable to pay the dividend tax.
However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Niël Pretorius
Chief Executive Officer
29 April 2016

DIRECTORS (*British) (**American)
Executives: DJ Pretorius (Chief Executive Officer), AJ Davel (Chief Financial
Officer)
Independent non-executives: GC Campbell* (Non-Executive Chairman),
EA Jeneker, J Turk **, JA Holtzhausen
Company Secretary: R Masemene
Sponsor: One Capital
FOR FURTHER INFORMATION,
CONTACT NIËL PRETORIUS AT:
Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com
Off Crownwood Road, Crown Mines 2092
PO Box 390, Maraisburg, 1700, South Africa